SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

OphthaliX, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

683736 102

(CUSIP Number)

Pnina Fishman, Ph.D

Chief Executive Officer

Can-Fite BioPharma Ltd.

10 Bareket St.

Petach-Tikva, 49170, Israel

Telephone: +972-3-9241114

Copy to:

Gary M. Emmanuel, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 68244P 107
1	NAME OF REPORTING PERSON. Can-Fite BioPharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,563,254 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,563,254 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,563,254 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 10,441,251 shares of the Issuer's Common Stock outstanding.

SCHEDULE 13D/A

CUSIP No. 683736 102

This Amendment No. 4 to Schedule 13D with respect to the shares of common stock of OphthaliX, Inc. (the “Issuer”) amends and supplements the Schedule 13D filed by Can-Fite BioPharma Ltd. (the “Reporting Person”) with the SEC on December 2, 2011, as amended by Amendment No. 1 filed with the SEC on May 21, 2013, Amendment No. 2 filed with the SEC on September 21, 2016, and Amendment No. 3 filed with the SEC on November 16, 2016 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

All amounts of shares of Common Stock in this Schedule 13D/A are adjusted to reflect the one-for-four and one-half reverse stock split of the Common Stock effective August 6, 2013.

Item 4.	Purpose of Transaction.

Items 4 is hereby amended and supplemented as follows:

On May 21, 2017, the Issuer and a wholly-owned private Israeli subsidiary of the Issuer, Bufiduck Ltd. (“Merger Sub”), and Wize Pharma Ltd., an Israeli company listed on the Tel Aviv Stock Exchange currently focused on the treatment of ophthalmic disorders, including dry eye syndrome (“Wize”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Wize, with Wize becoming a wholly-owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”). The parties intend to effect the Merger and the other transactions contemplated under the Merger Agreement by way of an Israeli court-approved plan of arrangement among the Merger Sub and Wize and their respective shareholders and (if applicable) creditors, in accordance with Sections 350 and 351 of the Israeli Companies Law of 1999, as amended (the “Israeli Companies Law”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding ordinary share of Wize will be converted into the right to receive 5.3681 of the Issuer’s common stock (subject to the adjustments set forth in the Merger Agreement, the “Exchange Ratio”); and (b) each outstanding convertible note or convertible loan (the “Convertible Notes”) to acquire Wize ordinary shares that has not previously been converted prior to the Effective Time will be assumed by the Issuer and become convertible into such number of shares of the Issuer’s common stock equal to the number of Wize ordinary shares that the Convertible Notes are convertible into immediately prior to the Effective Time multiplied by the Exchange Ratio at a proportionally adjusted conversion price. Immediately following the Effective Time, Wize shareholders are expected to own approximately 90% of the outstanding common stock of the Issuer on a fully diluted basis (excluding shares of common stock issuable upon exercise of the Convertible Notes and shares of common stock issuable upon exercise of certain options held by holders of the Convertible Notes) while Issuer stockholders are expected to own the remaining approximate 10%.

As contemplated in the Merger Agreement, the Issuer plans to call an annual meeting of its stockholders in order to, among other things, amend its Certificate of Incorporation immediately following the Merger, so as to increase the number of authorized shares of common stock from 100,000,000 to 200,000,000, to change the name of the Issuer from “OphthaliX, Inc.” to “Wize Pharma, Inc.” and to re-elect the Issuer’s incumbent directors (the “AGM”).

The Merger Agreement contemplates that the members of the Board of Directors of the Issuer and its executive officers at the Effective Time will be as designated by Wize prior to the Effective Time.

The Merger Agreement contains customary representations, warranties and covenants made by the parties, including covenants relating to obtaining the requisite approvals of the stockholders of the Issuer and shareholders of Wize, indemnification and insurance of directors and officers, and the Issuer’s and Wize’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) the effectiveness of a registration statement on Form S-4, including a proxy statement and prospectus, (2) approval by the stockholders of the Issuer and shareholders of Wize, (3) approval of the arrangement between Wize and its shareholders under Sections 350 and 351 of the Israeli Companies Law by the Israeli District Court of Tel Aviv−Jaffa, (4) as of the earlier of the Effective Time or August 30, 2017, Wize shall have available cash and cash equivalents of at least NIS 1,000,000 (approximately $280,000), (5) the Issuer not having any liabilities as of the Effective Time, and (6) receipt by Wize of an interim tax pre-ruling from the Israeli Tax Authority.

The Merger Agreement may be terminated under certain circumstances by either the Issuer or Wize, including if the Merger is not completed by October 30, 2017 unless the failure to complete the Merger was primarily due to the material breach of the terminating party.

Concurrently with the execution of the Merger Agreement and as contemplated therein, Reporting Person, the Issuer’s parent and holder of approximately 82% of the outstanding shares of common stock of the Issuer, entered into a Voting and Undertaking Agreement with the Issuer and Wize (the “Voting Agreement”), pursuant to which Reporting Person agreed to vote its shares of the Issuer held by it in favor of approving the matters on the agenda of the AGM and against any actions that could adversely affect the consummation of the Merger. In addition, the Voting Agreement places certain restrictions on the transfer of the shares of the Issuer held by Reporting Person and Reporting Person has agreed to indemnify Wize and the Issuer with respect to certain liabilities of the Issuer occurring in the period up to the closing of the Merger but excluding certain liabilities in respect of any legal proceedings arising out of or related to the transactions contemplated by the Merger Agreement.

As a condition to closing of the Merger, the Issuer is required, pursuant to a Stock Purchase Agreement, to sell on an “as is” basis to Reporting Person  all the ordinary shares of the Issuer’s wholly-owned subsidiary, Eyefite Ltd. (“Eyefite”), in exchange for the irrevocable cancellation and waiver of all indebtedness owed by the Issuer and Eyefite to Reporting Person, including approximately $4.5 million of deferred payments owed by the Issuer and Eyefite to Reporting Person and, as part of the purchase of Eyefite, Reporting Person will also assume certain accrued milestone payments in the amount of $175,000 under the exclusive license agreement described at the end of the paragraph. Immediately following the sale of Eyefite to Reporting Person, it is expected that the Issuer’s sole asset shall consist of 446,827 ordinary shares of Reporting Person. In addition, as a condition to closing of the Merger, that certain exclusive license of Reporting Person’s CF101 drug candidate for the treatment of ophthalmic diseases granted to the Issuer and that related services agreement is required to be terminated pursuant to a Termination of License Agreement and a Termination of Services Agreement.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, Voting Agreement, Stock Purchase Agreement, Termination of License Agreement and Termination of Services Agreement filed as Exhibits 2.1, 2.2, 10.1, 10.2 and 10.3 respectively, to the Current Report on Form 8-K of the Issuer filed with the SEC on May 22, 2017, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)        The Reporting Person beneficially owns 8,563,254 shares of Common Stock representing 82% of the outstanding shares of Common Stock, based on 10,441,251 shares of Common Stock outstanding, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 23, 2017.

(b)       The Reporting Person has the sole power to vote or to direct the voting of 8,563,254 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares, subject to the terms of the Voting Agreement described in Item 4.

(c)       Other than as stated herein, the Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated as of May 21, 2017, by and between OphthaliX, Inc., Bufiduck Ltd., and Wize Pharma Ltd. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Issuer on May 22, 2017)

99.2	Voting and Undertaking Agreement, dated as of May 21, 2017, by and between OphthaliX, Inc., Wize Pharma Ltd. and Can-Fite BioPharma Ltd. (incorporated by reference to Exhibit 2.2 to Form 8-K filed by the Issuer on May 22, 2017).

99.3	Form of Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on May 22, 2017).

99.4	Form of Termination of License Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on May 22, 2017).

99.5	Form of Termination of Services Agreement (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer on May 22, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Dated: May 22, 2017

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman
Name:	Pnina Fishman
Title:	Chief Executive Officer